FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

March 01, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES THE
APPOINTMENT OF NEW HEAD OF JUICE

Moscow, Russia – March 01, 2004 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced the appointment of Alexander Malyutin as Head of the Juice Business Segment. The appointment will be become effective as of March 1, 2004.

Wimm-Bill-Dann’s CEO, Sergei Plastinin, said in a statement: “Mr Malyutin is definitely no novice when it comes to Wimm-Bill-Dann. He has worked with us since 1998, when he joined Tetra Pak as a key client relationship manager. Over the past five years, Mr Malyutin has proved himself as a strong developer of business as well as a capable and solution-focused manager. We believe that our existing relationship and Mr Malyutin’s understanding of Wimm-Bill-Dann and the juice market as a whole form a sound platform for the future growth of this core business segment.”

Prior to joining Wimm-Bill-Dann, Mr. Malyutin worked for Tetra Pak both on the business development and client relationship sides, and for a Russian  pharmaceutical trade company. Mr. Malyutin holds a degree in economics and financial analysis from Moscow State University. He took an active part in  AIESEC international association activities.

Mr. Malyutin will join the Management Board and participate in the decision-making process involving both the Company’s strategic developments and day-to-day operations.

“I am very excited about joining Wimm-Bill-Dann, especially as head of the juice segment, which created the foundation for the company itself a decade ago. I was fortunate enough to have gained my experience at Tetra Pak, an undisputed international market leader in food packaging and processing. I now have the opportunity to bring my knowledge to Russia’s leading food manufacturer and to actively participate in the company’s future growth and rapid regional expansion,” said Mr. Malyutin.

- ends -

For further enquiries contact:

For further enquiries contact:

Olga Motovilova

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

Phone: +7 095 733 9726/9727

Fax: +7 095 733 9725

www.wbd.com

e-mail: motovilova@wbd.ru

Marina Kagan

Shared Value Ltd

Phone: +44 20 7321 5019

Fax: +44 20 7321 5020

e-mail: mkagan@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated first best out of 45 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated third best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines, as well as Grand Prix for Best Overall Investor Relations among companies with small and mid capitalization in the First Annual IR Magazine Russia Awards 2004 organized by IR Magazine and Assosiation of Investor Relations Professionals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: March 01, 2004